August 8, 2014
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cypress Semiconductor Corporation
Form 10-K for the fiscal year ended December 29, 2013
Filed February 27, 2014
Form 8-K dated July 17, 2014
Filed July 17, 2014
File No. 001-10079

On behalf of Cypress Semiconductor Corporation (‘we”, “our”, “us”, Cypress” or the “Company”), we hereby submit the Company’s responses to the staff’s comment letter of July 30, 2014. For ease of review, we have included each of the comments from the comment letter followed by Cypress’s response to that comment.

Form 8-K dated July 17, 2014

Exhibit 99.1

Comment 1.

We see in the press release included as an exhibit to your Form 8-K, you highlight that Gross margin was 54%, up 3.7 percentage points sequentially. It appears, based on the table included in the press release, that the 54% gross margin is a non-GAAP measure. In future press releases included as an exhibit to Form 8-K please clearly label non-GAAP measures and include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with U.S. GAAP, as required by Item 10(e)(1)(i) and (2)(E) of Regulation S-K.

Cypress’s response:

In response to this comment, we advise the Staff that we will clearly label non-GAAP measures and include a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP in our future filings.

Comment 2.

As a related matter, while we see that you reconciled non-GAAP gross margin to GAAP gross margin, please tell us where you provided a reconciliation of non-GAAP gross margin % and pretax margin %, as presented on page 1 of the press release, to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Cypress’s response:

In response to this comment, we advise the Staff that we will provide a reconciliation of non-GAAP gross margin % and pretax margin % to the most directly comparable GAAP measures in our future filings.

Conclusion
Per the Staff’s request, Cypress acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (408) 943-2925 if you have any questions or require additional information.

Very truly yours,

/s/ Thad Trent
Thad Trent Executive Vice President, Finance and Administration and Chief Financial Officer